Wednesday, September 21, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                               IPIX Corporation

Registration Statement on Form S-3 (Registration No.:  333-126840)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), IPIX Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission take such action as may be necessary and proper in order that the above-referenced registration statement (the “Registration Statement”) be declared effective at 3:00 p.m., eastern standard time, on September 22, 2005, or as soon thereafter as is practicable.

The Company confirms its awareness of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Sincerely,

/s/ Charles A. Crew

Charles A. Crew
Executive Vice President and
Chief Financial Officer